UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )

Intapp, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45827U109

(CUSIP Number)

Jason Norman Lee

Managing Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	Page 1 of 6

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,146,805(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,146,805(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 17,146,805(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.6%(1)(2)
14	Type of Reporting Person HC

(1)	See Items 4 and 5 hereof.
(2)

Based on 69,655,846 shares of Common Stock outstanding immediately after the November 2023 Offering (as defined herein) (assuming that the November 2023 Underwriter (as defined herein) does not exercise its option under November 2023 Underwriting Agreement (as defined herein) to purchase additional shares of Common Stock from certain of the selling stockholders named therein), as disclosed in the Issuer’s prospectus supplement dated November 16, 2023 to the prospectus dated May 16, 2023.

CUSIP No. 45827U109	Page 2 of 6

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,226,805(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,226,805(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 15,226,805(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 21.9%(1)(2)
14	Type of Reporting Person HC

(1)	See Items 4 and 5 hereof.
(2)

Based on 69,655,846 shares of Common Stock outstanding immediately after the November 2023 Offering (assuming that the November 2023 Underwriter does not exercise its option under November 2023 Underwriting Agreement to purchase additional shares of Common Stock from certain of the selling stockholders named therein), as disclosed in the Issuer’s prospectus supplement dated November 16, 2023 to the prospectus dated May 16, 2023.

CUSIP No. 45827U109	Page 3 of 6

1	Names of Reporting Persons Thomson Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,226,805(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,226,805(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 15,226,805(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 21.9%(1)(2)
14	Type of Reporting Person HC

(1)	See Items 4 and 5 hereof.
(2)

Based on 69,655,846 shares of Common Stock outstanding immediately after the November 2023 Offering (assuming that the November 2023 Underwriter does not exercise its option under November 2023 Underwriting Agreement to purchase additional shares of Common Stock from certain of the selling stockholders named therein), as disclosed in the Issuer’s prospectus supplement dated November 16, 2023 to the prospectus dated May 16, 2023.

CUSIP No. 45827U109	Page 4 of 6

1	Names of Reporting Persons Anderson Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,226,805(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,226,805(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 15,226,805(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 21.9%(1)(2)
14	Type of Reporting Person CO

(1)	See Items 4 and 5 hereof.
(2)

Based on 69,655,846 shares of Common Stock outstanding immediately after the November 2023 Offering (assuming that the November 2023 Underwriter does not exercise its option under November 2023 Underwriting Agreement to purchase additional shares of Common Stock from certain of the selling stockholders named therein), as disclosed in the Issuer’s prospectus supplement dated November 16, 2023 to the prospectus dated May 16, 2023.

CUSIP No. 45827U109	Page 5 of 6

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on May 17, 2023 (together, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2.	Identity and Background

Schedule A referred to in Item 2 of the Statement is hereby amended and restated in its entirety by Schedule A hereto.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented with the following:

November 2023 Public Offering of Common Stock

On November 14, 2023, Anderson Investments Pte. Ltd. (“Anderson Investments”) and another holder of shares of Common Stock, as selling stockholders, and the Issuer entered into an underwriting agreement (the “November 2023 Underwriting Agreement”) with Citigroup Global Markets Inc. (the “November 2023 Underwriter”) providing for the offer and sale of 2,500,000 shares of Common Stock by Anderson Investments and purchase of such shares by the November 2023 Underwriter at a price of $39.01 per share of Common Stock (the “November 2023 Offering”). The November 2023 Offering closed on November 17, 2023. The November 2023 Offering was made pursuant to the 2023 Form S-3, as supplemented by a prospectus supplement dated November 16, 2023.

Pursuant to the November 2023 Underwriting Agreement, Anderson Investments entered into a lock-up agreement (the “November 2023 Lock-Up Agreement”) with the November 2023 Underwriter pursuant to which it has agreed with November 2023 Underwriter that it will not, subject to customary exceptions, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock during the period beginning on November 14, 2023 and ending on, and including, the date that is 45 days from the date of the November 2023 Underwriting Agreement, except with the prior written consent of the November 2023 Underwriter.

The foregoing descriptions of November 2023 Underwriting Agreement and the November 2023 Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. The November 2023 Underwriting Agreement (including the form of November 2023 Lock-Up Agreement appended as Exhibit A thereto) has been filed as Exhibit 99.5 hereto and is incorporated herein by reference.

CUSIP No. 45827U109	Page 6 of 6

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Statement is hereby amended and supplemented with the following:

(a)-(b) As of November 17, 2023, immediately following the completion of the November 2023 Offering, 15,226,805 shares of Common Stock, or 21.9% of the Issuer’s outstanding Common Stock, were owned by Anderson Investments. Anderson Investments is a direct wholly-owned subsidiary of Thomson Capital. Thomson Capital is a direct wholly-owned subsidiary of Tembusu Capital, which in turn is a direct wholly-owned subsidiary of Temasek. Thomson Capital and Tembusu Capital may therefore be deemed to have or share beneficial ownership of the securities held by Anderson Investments.

As of November 17, 2023, 1,920,000 shares of Common Stock, or 2.8% of the Issuer’s outstanding Common Stock, were owned by another indirect wholly-owned subsidiary of Temasek.

Temasek may therefore, through the direct and indirect ownership described above, be deemed to have or share beneficial ownership of the 17,146,805 shares of Common Stock, or 24.6% of the Issuer’s outstanding Common Stock, beneficially owned in aggregate by Tembusu Capital and the aforesaid other indirect wholly-owned subsidiary of Temasek.

The percentage of beneficial ownership of each Reporting Person was calculated by dividing (i) the shares of Common Stock beneficially owned by such Reporting Person following the completion of the November 2023 Offering by (ii) 69,655,846 shares of Common Stock outstanding immediately after the November 2023 Offering (assuming that the November 2023 Underwriter does not exercise its option under November 2023 Underwriting Agreement to purchase additional shares of Common Stock from certain of the selling stockholders named therein), as disclosed in the Issuer’s prospectus supplement dated November 16, 2023 to the prospectus dated May 16, 2023.

(c)      Except as otherwise described in Item 4 hereof, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in any shares of Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented with the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented with the following:

Exhibit	Description

99.5	November 2023 Underwriting Agreement (Incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on November 17, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2023

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name: Jason Norman Lee
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

ANDERSON INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

SCHEDULE A

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons (such executive officers and directors, the “Instruction C Persons”).

The following is a list of the directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Chin Yoke Choong Bobby 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Board Member, Temasek Holdings (Private) Limited	Singaporean

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd.	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director, Great Malaysia Textile Investments Pte Ltd	Singaporean

Fu Chengyu 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member, Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director (“ED”) & Chief Executive Officer (“CEO”), Temasek Holdings (Private) Limited and Temasek International Pte. Ltd.	Singaporean

Jaime Augusto Miranda Zobel de Ayala 39F, Ayala Triangle Gardens Tower 2 Paseo de Roxas cor. Makati Avenue Makati City, 1226 Philippines (Director, Temasek Holdings (Private) Limited)	Chairman, Ayala Corporation	Filipino

Lee Hong Wei, Jenny 128 Beach Road #21-02 Guoco Midtown Singapore 189773 (Director, Temasek Holdings (Private) Limited)	Managing Partner, GGV Capital	Singaporean

Tan Chee Meng 12 Marina Boulevard Level 28 Marina Bay Financial Centre Tower 3 Singapore 018982 (Director, Temasek Holdings (Private) Limited)	Senior Counsel and Deputy Chairman, WongPartnership LLP	Singaporean

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Teo Juet Sim Juliet

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Deputy Head, Portfolio Development Group; Head, Transportation & Logistics; Deputy Head, SG Market, Temasek International Pte. Ltd.)

	Deputy Head, Portfolio Development Group; Head, Transportation & Logistics; Deputy Head, SG Market, Temasek International Pte. Ltd.	Singaporean

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Portfolio Development Group, Temasek International Pte. Ltd.)	Head, Portfolio Development Group, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Singapore Market, Temasek International Pte. Ltd.)	President, Singapore Market, Temasek International Pte. Ltd.	Singaporean

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Anuj Maheshwari 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Agri-Food; Managing Director, Investment (Middle East & Africa), Temasek International Pte. Ltd.)	Head, Agri-Food; Managing Director, Investment (Middle East & Africa), Temasek International Pte. Ltd.	Indian

Syed Fidah Bin Ismail Alsagoff

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard,

Singapore 238891

(Joint Head, Enterprise Development Group (Singapore); Head, Life Sciences, Temasek International Pte. Ltd.)

	Joint Head, Enterprise Development Group (Singapore); Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Officer, Temasek International Pte. Ltd.)	Chief Investment Officer, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited and Temasek International Pte. Ltd.)	Executive Director & CEO, Temasek Holdings (Private) Limited and Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Chief Financial Officer, Temasek International Pte. Ltd.)	Chief Financial Officer, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Investment Group; Head, India; Temasek International Pte. Ltd.)	Head, Investment Group; Head, India, Temasek International Pte. Ltd.	Maltese

Michael John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard,

Singapore 238891

(Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.)

	Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian British

Wu Yibing

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President, China; Head, Enterprise Development Group (China); Joint Head, Technology & Consumer, Temasek International Pte. Ltd.)

	President, China; Head, Enterprise Development Group (China); Joint Head, Technology & Consumer, Temasek International Pte. Ltd.	American

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, Europe, Middle East & Africa, Temasek International (Europe) Limited)

	Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, Europe, Middle East & Africa, Temasek International (Europe) Limited	French

Nicolas Jean Debetencourt 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Credit and Hybrid Solutions, Temasek International (USA) LLC)	Head, Credit and Hybrid Solutions, Temasek International (USA) LLC	American Belgian

Robert Charles Mainprize 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Risk Officer, Temasek International Pte. Ltd.)	Chief Risk Officer, Temasek International Pte. Ltd.	British

Caroline Jane Atherton 375 Park Avenue 14th Floor New York 10152 United States of America (Joint Head, North America, Temasek International (USA) LLC)	Joint Head, North America, Temasek International (USA) LLC	British

John William Marren 101 California Street Suite 3700 San Francisco 94111 United States of America (Joint Head, North America; Joint Head, Technology & Consumer, Temasek International (USA) LLC)	Joint Head, North America; Joint Head, Technology & Consumer, Temasek International (USA) LLC	American

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Industrials, Business Services, Energy & Resources; Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.)

	Head, Industrials, Business Services, Energy & Resources; Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.	German

Tham Min Yew 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group (Singapore); Head, Emerging Technologies, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group (Singapore); Head, Emerging Technologies, Temasek International Pte. Ltd.	Singaporean

Michael Zeller 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC)	Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC	American German

Ashok Kumar 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, International Policy & Governance)	Head, International Policy & Governance, Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors of Anderson Investments Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Poy Weng Chuen c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services, Temasek International Pte. Ltd.	Singaporean

Anand Su Mei c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Finance (Tax), Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors of Thomson Capital Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Lim Siew Lee Sherlyn c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Deputy Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Poy Weng Chuen c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director, Investment Services Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors of Tembusu Capital Pte. Ltd.:

Name, Business Address, Position	Present Principal Occupation	Citizenship
Goh Bee Kheng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Head, Investment Services; Managing Director, Finance, Temasek International Pte. Ltd.	Singaporean

Gregory Tan c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Joint Head, Legal & Regulatory, Temasek International Pte. Ltd.	Singaporean